EXHIBIT 99.1
For more information contact:
Keene Turner, Investor Relations
Executive Vice President and CFO
(314) 512-7233

Karen Loiterstein, Marketing
Senior Vice President
(314) 512-7141

ENTERPRISE FINANCIAL SERVICES CORP NAMES MICHAEL T. NORMILE TO BOARD

October 27, 2017, ST. LOUIS - Enterprise Financial Services Corp (NASDAQ: EFSC) announced today that Michael T. Normile has been named to its Board of Directors.

Normile began his career at Ernst & Young where he served as a Certified Public Accountant. He spent the majority of his career working at Mercantile Bank in leadership positions including Comptroller and Treasurer. He retired from the YMCA of Greater St. Louis as their Chief Financial Officer in 2004.

In addition to his robust financial career in banking, Normile has served on numerous boards. Most recently, he served as a member of the Board of Scottrade Bank and Scottrade Financial Services, Inc., where he served as the chair of the Audit Committee and a member of the Enterprise Risk, Compliance, and Asset Liability Committees. Additionally, Normile was a Director of Jefferson County Bancshares, Inc. until its acquisition by EFSC.  He currently serves on the Board of St. John Vianney High School.

A graduate of St. Louis University, Normile earned a Bachelor of Science in Commerce and a Masters in Business Administration.

“We welcome Michael to the board and look forward to the contributions he will make as a member of our tremendously talented team of directors,” said John Eulich, Chairman of the Board. “He brings a diversity of experience that will broaden and strengthen our board in its oversight roles for the company.”

About Enterprise
Enterprise Financial Services Corp (NASDAQ: EFSC), with approximately $5 billion in assets, is a bank holding company headquartered in Clayton, Mo. Enterprise Bank & Trust operates 28 branch offices plus five limited-service facilities in the St. Louis, Kansas City and Phoenix metropolitan areas. EFSC offers a range of business and personal banking services, and wealth management services. Enterprise Trust, a division of Enterprise Bank & Trust, provides financial planning, estate planning, investment management, and trust services to businesses, individuals, institutions, retirement plans and non-profit organizations. Additional information is available at enterprisebank.com.

###